September 18, 2008

Filed Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADA-ES, Inc.

Supplement to Application for Withdrawal

Registration Statement on Form S-3

SEC File No. 333-143379

Ladies and Gentlemen:

ADA-ES, Inc. (“we” or the “Company”) hereby requests that the Commission consent to the withdrawal of the above-captioned Registration Statement on Form S-3, which was filed as a “shelf offering” under SEC Rule 415. The Registration Statement was filed on May 30, 2007 and declared effective by the Commission on July 10, 2007. An initial Application for Withdrawal of this Registration Statement was filed on February 22, 2008, but we did not receive any response from the Commission and believed that the Registration Statement had been withdrawn. A member of the Commission Staff has now advised us that because the Commission did not consent to the withdrawal of the Registration Statement, it remains effective.

In connection with this supplement to our original application in February of this year, please be advised that:

1.	None of the securities registered in the Registration Statement have been sold;

2.	The prospectus contained in the Registration Statement has never been used by the Company or any placement agent acting on our behalf for any purpose; and

3.	Because we believed that the Registration Statement had been withdrawn, we sold shares of our Common Stock in a private placement on August 26, 2008 to three institutional investors (two of whom are affiliated with one another). The Company or its placement agents have had a relationship with one of the investors that existed prior to the time of the filing of the Registration Statement. We also believe that the other investor (which invested through two affiliated funds) has been interested in the Company prior to filing the Registration Statement.

Withdrawal at this time is in the best interests of the Company and its shareholders and will not harm the institutional investors who purchased in the private placement or our other shareholders. We therefore request that the Commission consent to the withdrawal of the Registration Statement as soon as possible.

Sincerely, ADA-ES Inc.

/s/ Mark H. McKinnies
Mark H. McKinnies Senior Vice President and Chief Financial Officer